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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 25, 2007
2	News Release dated September 27, 2007
3	Material Change Report dated September 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO GOLD TO TRADE IN CANADIAN DOLLARS ON TSX-V

Vancouver, B.C., September 25th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K) reports that the Company has received approval from the TSX Venture Exchange to commence trading in Canadian dollars.   Effective at the opening of trading on September 25th, 2007, the Company will be quoted in and trading in Canadian dollars on the TSX Venture Exchange under the symbol “BUF”.

“It has been a source of some confusion to the public that we, as a Canadian company, trade in US dollars on a Canadian exchange,” commented Buffalo Executive Chairman Damien Reynolds.  “The recent shift in currency valuations makes this an opportune time for us to change the situation.”

Buffalo Gold Ltd. is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring the Mt. Kare gold project in Papua New Guinea and a portfolio of gold exploration projects in producing and past-producing regions of Australia. In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian R. McEwen”

________________________________

Brian McEwen

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

UNDERGROUND EXPLORATION DEVELOPMENT IS UNDERWAY AT KINBAURI’S EL VALLE MINE IN NW SPAIN

DRILLING EL VALLE 208 AREA GOLD ZONE, CARLES GOLD-COPPER ZONES AND GODAN MOLY-GOLD TARGETS

Vancouver, B.C., September 27th, 2007- Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K, “Buffalo”, or “the Company”) is pleased to announce that Kinbauri Gold Corp. (TSX-V: KNB) (“Kinbauri”) has awarded a contract to INSERSA of Huelva, Spain to complete 500 metres of drifting at the 175 level of the El Valle mine to allow better access for completion of 24,000 plus metres of definition drilling at Area 107 and Black Skarn and to test mine Area 107. Completion of these programs is part of Kinbauri’s plan to advance toward recommencement of mining and milling operations at the El Valle complex. Although Kinbauri will continue to have 2 drills operating underground at the 325 level during the 3 months that it will be required to complete the underground development work, two drills will be mobilized from underground at El Valle to drill potential extensions of (i) the 208 Area gold zone at El Valle, (ii) the gold-copper mineralized skarn at Carlés North and (iii) the Mo-bearing granodiorite stock at Godán.

Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company’s on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.) In a news release issued earlier today, Kinbauri reported:

Six Holes to Test for New Resources in Area 208 Gold Target: In 2003, Rio Narcea Gold Mines Ltd. (“RNGM”) began to explore for an epithermal gold zone paralleling the El Valle Fault (Area 107).  This resulted in the discovery of Area 208, some 100 metres to the east, where drill hole Val 194 intersected 5.5g Au/t over a true width of 2.8 metres.  This was followed up with Val 208, which intersected 13.5g/t over a true width of 4.3 metres. Kinbauri’s objective with its 1,750 metres of drilling (6 holes) is to increase the inferred resources of 215,000t at 9.94 g Au/t attributed to Area 208; these inferred resources form a part of the EV Fault resources (254,000t at 11.10g Au/t) reported by Ore  Reserves Engineering (“ORE”) on March 21st, 2007 (N.I. 43-101 Technical Report, filed July 3rd, 2007 on SEDAR).

Underground Drilling to Expand Carlés Cu/Au Resources: At Carlés, 1150 metres are to be drilled from underground platforms to add to the Carlés North and Carlés East measured and indicated resources of 109,200 oz Au (633,000t @ 5.4 g Au/t) and 9.68M lbs Cu (633,000t @ 0.70% Cu) and inferred resources of 55,000 oz Au ( 345,000t @ 5.0g Au/t and 4.4M lbs Cu (345,000t @ 0.58% Cu), as estimated by ORE on March 21st, 2007 (N.I. 43-101 Technical Report, filed July 3rd, 2007 on SEDAR).  In addition, plans are being implemented to extend the Carlés open pit to allow the removal of approximately 300,000t of mineralized material grading 3.4 g Au/t and 0.6% Cu upon recommencement of operations at the El Valle mill.

Significant Molybdenum Found at Godán; New Targets Investigated: Two holes totalling 600 metres are to be drilled on the Godán exploitation concession to investigate the extent of the molybdenum-bearing granodiorite where drill hole SAL-6X intersected 0.15% Mo and 0.55 g Au/t over 54.1 metres, including 0.45% Mo and 1.28g Au/t over 9.8 metres; the latter interval included 1.21% Mo and 3.19 g Au/t over 2.5 metres. SAL-6X was drilled vertically; the Mo mineralization began at a depth of 276 metres.  Please note that the disclosure on page 2 of our press release of August 22nd, 2007 concerning “Mo mineralization at its Godán property where 0.15% Mo over 5.4m including 0.45% over 28m, was reported” is incorrect.  These values incorrectly describe the intersections reported above for SAL-6X (the correct values can be confirmed in ORE’s 43-101 Technical Report filed on Sedar, July 3rd, 2007).

At El Valle, initial review of drill hole records revealed a number of holes under the north end of the El Valle pit that contained significant Mo values:

Drill Hole	From	To	Metres(2)	Mo (%)	Au (g/t)	Cu (%)
VAL 171 (1)	62.3	67.10	4.8	0.05	.867	.78
VAL 170 (1)	93.25	96.2	2.95	0.07	1.295	.92
VAL 129	156.65	181.50	24.85	0.05	.193	.05
including	167.10	173.00	5.90	0.14	.308	.03
VAL 56	264.90	269.5	4.60	0.30	7.692	1.36
including	267.15	268.00	0.85	1.39	.649	.40

1  Ore intersected by VAL 170 and VAL 171 was removed during development of the El Valle pit.

2  True widths are approximately 65% of reported intersections for VAL 56, VAL 129 and VAL 170 and 95% for VAL 171.

The above intersections were mostly contained within altered garnet skarn; part of the VAL 29 intersection was contained within grayish altered granite containing disseminated sulphides.   Channel samples from exposures of similar rock types, some 30 metres north of holes VAL 129 and VAL 59, did not show any Mo values above 60 parts per million. Quartz veins containing traces of molybdenite in fresh granites from drill holes 07KV1006, 07KV1019 and 07KV1022 were also sampled; Mo was consistently anomalous, but did not exceed 221 parts per million.

Kinbauri plans to review all drill records at El Valle and Carlés for additional reported Mo intersections and favourable rock types for Mo mineralization; one unit at Carlés has been described as a molybdenite skarn in the literature (Journal of Geochemical Exploration 2000, v.71).  RNGM retained most drill core samples from El Valle and Carlés and core believed to contain Mo will be sampled and analyzed.

All operations in Spain, including data collation and review, are being supervised by Santiago Gonzalez-Nistal, Kinbauri Espana’s senior geologist, with quality control being provided by Dr. C.F. Gleeson, P.Eng., Kinbauri’s Vice President of Exploration: both are qualified persons as defined by N.I. 43-101. RNGM’s Quality Assurance program for it’s drill holes reported herein are detailed in their press release of January 20th 2006. This press release was prepared by Dr. V. N. Rampton, P. Eng in his capacity as a qualified person.

About Kinbauri Gold Corp.

Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to recommencement of operations at the mine and mill complex there.  It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted.  For additional details on the company, please see the website www.kinbauri-gold.com.

About Buffalo Gold Corp.

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company is actively acquiring and advancing gold resources to create producing assets. To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

____________________

Damien Reynolds,

Executive Chairman

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

_____________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 25, 2007

Item 3

News Release

A press release was issued on September 25, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo will be quoted in and trading in Canadian dollars on the TSX Venture Exchange under the symbol “BUF”.

Item 5

Full Description of Material Change

Buffalo’s (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) reports that the Company has received approval from the TSX Venture Exchange to commence trading in Canadian dollars.   Effective at the opening of trading on September 25th, 2007, the Company will be quoted in and trading in Canadian dollars on the TSX Venture Exchange under the symbol “BUF”.

“It has been a source of some confusion to the public that we, as a Canadian company, trade in US dollars on a Canadian exchange,” commented Buffalo Executive Chairman Damien Reynolds.  “The recent shift in currency valuations makes this an opportune time for us to change the situation.”

Buffalo Gold Ltd. is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring the Mt. Kare gold project in Papua New Guinea and a portfolio of gold exploration projects in producing and past-producing regions of Australia. In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

September 28, 2007

BUFFALO GOLD LTD.

Per:  “Damien Reynolds”

_______________________

Damien Reynolds,

Chairman of the Board of Directors